51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
October 16, 2023
Item 3   News Release
The news release dated October 16, 2023 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it received the Final Award related to its ongoing arbitration proceedings with Shiseido Co. Ltd.
Item 5   Full Description of Material Change.
5.1        Full Description of Material Change
The Company announced that it received the Final Award related to its ongoing arbitration proceedings with Shiseido Co. Ltd.
The Tribunal dismissed the Company’s claims finding that Shiseido validly terminated the Collaboration and Technology Transfer Agreement dated effective as of July 9, 2013.  Management is currently considering the impact of the decision and assessing its options.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Andrew Schutte, CEO and President
Telephone:      604.248.8693
Item 9   Date of Report
October 17, 2023